December 30, 2004

Mail Stop 03-06

Atul Anandpura
Chief Executive Officer
E.Digital Corporation
13114 Evening Creek Drive South
San Diego, California 92128

	Re:	E.Digital Corporation
		Registration Statement on Form S-3
		Filed December 22, 2004
		File No. 333-121546

Dear Mr. Anandpura:

	This is to advise you that we have reviewed the above-captioned registration statement only for those portions that relate to form eligibility and have the following comment.

	It appears that the registrant does not meet the requirements for registration of securities for resale under Instruction I.B.3 of
Form S-3. Note that the Over-the-Counter Bulletin Board does not qualify as a national securities exchange or automated quotation system. See July 1997 Division of Corporation Finance Manual of Publicly Available Telephone Interpretations H.54. Please revise your filing accordingly.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request after all comments are resolved and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Eduardo Aleman at
(202)
824-5661.


								Sincerely,



								Russell Mancuso
								Branch Chief


cc:  Curt C. Barwick, Esq.







??

??

??

??

Atul Anandpura
December 30, 2004
Page 1 of 2